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                              December 8, 2021

       Jes  s Llorca
       Chief Financial Officer
       SEACOR Marine Holdings Inc.
       12121 Wickchester Lane
       Suite 500
       Houston, TX 77079

                                                        Re: SEACOR Marine
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 12,
2021
                                                            File No. 001-37966

       Dear Mr. Llorca:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain Components of Revenues and Expenses
       Direct Vessel Profit, page 43

   1. We note you have identified the measure Direct Vessel Profit (DVP) as a non-GAAP measure when applied to
individual vessels, fleet categories or the combined fleet. You disclose that DVP is
defined as operating revenues less direct operating expenses excluding leased-in
equipment expense. We also note your disclosure that DVP has some limitations in that it
does not take into account all expense related to the operation of the fleet and, more
significantly, the Company. Please address the following related to this measure:

                                                              Clarify if the
operating revenues used in your calculation of DVP include leased-in equipment revenue.
To the extent operating revenues include revenue from leased-in
 Jes  s Llorca
SEACOR Marine Holdings Inc.
December 8, 2021
Page 2
              equipment, please explain why you believe it is appropriate to exclude the related costs and expenses in your non-GAAP presentation.

                Tell us how you considered reconciling DVP to the most directly comparable GAAP measure, fully loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation
              S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding the comment.



FirstName LastNameJes  s Llorca                                 Sincerely,
Comapany NameSEACOR Marine Holdings Inc.
                                                               Division of
Corporation Finance
December 8, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName